SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                            Interactive Magic, Inc.
                               (Name of Issuer)


                         Common Stock, $.10 par value
                        (Title of Class of Securities)


                                  45838M 10 4
                                (CUSIP Number)

                                DECEMBER 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1 (b)
     |_|  Rule 13d-1 (c)
     |X|  Rule 13d-1 (d)


----------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))
                              Page 1 of 5 Pages

CUSIP No.: 45838M 10 4              13G              Page  2    of    5   Pages


  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vertical Financial Holdings Establishment
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |_|

                                                             (b)  |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY
--------------------------------------------------------------------------------

  4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Switzerland
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER

NUMBER OF                  2,045,649
                     -----------------------------------------------------------
SHARES               6.    SHARED VOTING POWER

BENEFICIALLY               -0-
                     -----------------------------------------------------------

OWNED BY             7.    SOLE DISPOSITIVE POWER

EACH                       825,565
                     -----------------------------------------------------------
REPORTING            8.    SHARED DISPOSITIVE POWER

PERSON WITH                -0-
--------------------------------------------------------------------------------

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,045,649
--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                             |_|
--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       20.8%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 5 Pages

Item 1(a).        Name of Issuer:    Interactive Magic, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Interactive Magic, Inc.
                  215 Southport Drive, Suite 1000
                  Morrisville, North Carolina 27560

Item 2(a).        Name of Person Filing:

                  Vertical Financial Holdings Establishment ("Vertical"). Vertical is beneficially owned by Derungs Treuhandgesellschaft AG. Jacob Agam serves as Chairman of Vertical, and Bruno Derungs, who is the principal of Derungs Treuhandgesellschaft AG, serves as its Managing Director.

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  Hambrechtikerstrasse 61
                  CH-8640 Rapperswil
                  Switzerland

Item 2(c).        Citizenship:

                  Switzerland

Item 2(d).        Title of Class of Securities:
                  Common Stock, $.10 per share

Item 2(e).        CUSIP Number:
                  45838M 10 4

Item 3.           Not Applicable

Item 4.           Ownership.

      (a)   Amount beneficially owned:
            As of December 31, 1998, Vertical beneficially owned an aggregate of 2,045,649 shares of the Issuer's Common Stock which includes (i) 398,171 shares owned by Vertical; (ii) 427,394 shares owned by entities beneficially owned by Vertical and (iii) 1,220,084 shares owned by other investors over which Vertical has voting power pursuant to a proxy agreement.

                                                      Page  4    of    5   Pages



      (b)   Percent of class:
                  20.8%

      (c) Number of shares as to which such person has:
            (i)   Sole power to vote or to direct the vote:                2,045,649
            (ii)  Shared power to vote or to direct the vote:                    -0-
            (iii) Sole power to dispose or to direct the disposition of:      825,565
            (iv)  Shared power to dispose or to direct the disposition of:       -0-

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certifications.

                  Not Applicable

                                                      Page  5    of    5   Pages


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              February 12, 1999
                                    -----------------------------------------
                                                    (Date)



                                    Vertical Financial Holdings Establishment


                                    /s/ Jacob Agam
                                    -----------------------------------------
                                                  (Signature)
                                    By: Jacob Agam, Chairman